Exhibit 3.1

AMENDMENT TO THE BY-LAWS
of
AKORN, INC.

ARTICLE II
DIRECTORS

      Section 1 — Number of Directors. The size of the Board shall be not more than 20, with the exact number of directors to be determined from time to time by the Board.  No decrease in the number of authorized directors shall shorten the term of any incumbent director.  Unless otherwise required by law or the articles, vacancies arising through death, resignation, removal, an increase in the number of directors or otherwise may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office for a term expiring at the next annual meeting of shareholders and until their successors are duly elected and qualified, or until their earlier death, resignation, removal or departure from the Board for other cause; provided that the shareholders shall have the right to fill any such vacancies prior to any action by the Board, at a special meeting called for such purpose.~~The number of directors shall be nine. The remaining directors, even though not constituting a quorum, may, by a majority vote, fill any vacancy on the Board (including any vacancy resulting from an increase in the authorized number of directors, or from failure of the shareholders to elect a full number of authorized directors) for an unexpired term, provided that the shareholders shall have the right, at any special meeting called for the purpose prior to such action by the Board, to fill the vacancy.~~